Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2	Date of Material Change

June 14, 2022

Item 3	News Release

The press release attached as Schedule “A” was released on June 14, 2022 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

June 14, 2022

SCHEDULE “A”

DIGIHOST ANNOUNCES ACQUISITION OF 55 MW SITE IN ALABAMA AND FULL REPAYMENT OF $10,000,000 LOAN FACILITY

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 4, 2022 to its short form base shelf prospectus dated February 23, 2022.

Toronto, ON – June 14, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative U.S. based Bitcoin (“BTC”) mining company, is pleased to announce that it has entered into an agreement (“Agreement”) with Grede II, LLC to acquire property in the state of Alabama in order to expand its current operational capacity. All monetary references are expressed in USD unless otherwise indicated.

Terms of the Agreement are as follows:

•	Total purchase price of $2,750,000, $1,500,000 of which is due on or before June 17, 2022.
•	The remaining $1,250,00 is to be paid in 25 equal monthly installments of $50,000 per month.
•	Low-cost electricity supply to be purchased from Alabama Power.
•	Site consists of approximately 160,000 square feet of office and industrial warehouse space with initial access to 28 MW of power with total capacity of 55 MW.

“The Company has been pursuing opportunities to significantly increase the capacity of our mining operations and diversify jurisdictional risk in an environmentally conscious manner,” said Michel Amar, Chairman and CEO of Digihost. “This acquisition checked all the boxes for Digihost as the Company is now in a position to double its current hash rate by access to clean and renewable energy sources.”

Loan Repayment

On March 2, 2022, the Company announced the closing of a $10 million committed, collateralized revolving credit facility (the “Loan Facility”). The Loan Facility provided Digihost with non-dilutive liquidity options to assist in the financing of its growth strategy.

The Company is pleased to report that as of today’s date, the fully drawn Loan Facility has been repaid. The repayment of the Loan Facility was carried out over the last several weeks and the Company currently has no long-term debt.

Cash and Digital Inventory

•	Cash on hand of approximately $7.9 million.
•	Digital inventory, consisting of BTC and Ethereum (“ETH”), of approximately $8.7 million, based on current BTC and ETH prices, respectively.
•	Total cash on hand and digital inventory of approximately $16.6 million.

“The Company made a commitment to its shareholders to conservatively manage its balance sheet and to pay off its outstanding debt by the end of 2022. We are pleased to announce the acceleration of this timeline in light of current market volatility”, commented Michel Amar, Chairman and CEO of Digihost. “Current market conditions are challenging but given the Company’s existing cash and digital holdings, combined with low overhead, we are able to remain on solid footing while still executing on our strategy of gaining access to low-cost energy”.

Miner Commitments

The Company does not have any outstanding purchase commitments for miners and in the current environment will only consider miner acquisitions on an opportunistic basis.

About Digihost

Digihost is a growth-oriented blockchain technology company primarily focused on BTC mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 650 PH/s.

All hosting fees and joint venture profit sharing are treated as operating expenses in the Company’s consolidated financial statements.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering program (the “ATM Program”) and the prices at which the Company may sell securities in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; development of additional facilities to expand operations in Alabama may not be completed on the timelines anticipated by the Company, or at all; approval of the Public Service Commission or other regulatory or board approvals being received on a timely basis, or at all; the acquisition of North Tonawanda, New York facilities closing on timely basis, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.